Ungava Mines Inc.

(An Exploration Stage Company)

Consolidated Financial Statements

For the Nine Months ended

August 31, 2008

These interim consolidated financial statements for Ungava Mines Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America

The most significant of these accounting principles are set out in the November 30, 2007 audited consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

The auditors of Ungava Mines Inc. have not performed a review of these interim consolidated financial statements.

Ungava Mines Inc.

 (An Exploration Stage Company)

Table of Contents

August 31, 2008

Page

Interim Consolidated Financial Statements

Consolidated Balance Sheets

1

Statements of Shareholders' Equity

2

Consolidated Statements of Operations and Deficit

3

Consolidated Statements of Cash Flows

4

Notes to Consolidated Financial Statements

5-11

Ungava Mines Inc.

(An Exploration Stage Company)

Consolidated Balance Sheets

(expressed in Canadian dollars)

August 31, 2008 and 2007

	August 31, 2008	November 30, 2007
Assets Current assets
Cash	$ 20,635	$ 7,464
Temporary investments	-	727,467
Other receivables	161,171	46,250
Loan receivable (Note 4)	76,000	96,000
Prepaid expenses	-	15,000
Total current assets	257,806	892,181
Mineral resource properties (Note 5)	1	1
Total assets	$ 257,807	$ 892,182

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 1,473,900	$ 340,650
Due to related company	1,941,504	1,885,004
Total current liabilities	3,415,404	2,225,654

Shareholders’ deficiency
Capital stock
Authorized
Unlimited common shares
Issued and outstanding
93,783,976 (2007 – 92,688,976) common shares (Note 6)	2,437,959	2,338,119
Additional paid-in capital	2,129,846	1,257,196
Deficit accumulated during the exploration stage	(7,725,402)	(4,928,787)
Total shareholders’ deficiency	(3,157,597)	(1,333,472)
Total liabilities and shareholders’ deficiency	$ 257,807	$ 892,182

The accompanying notes are an integral part of these consolidated financial statements.

Ungava Mines Inc.

(An Exploration Stage Company)

Statements of Shareholders' Equity

(expressed in Canadian dollars)

August 31, 2008 and 2007

	Number of Common Shares	Amount	Additional Paid-in Capital	Deficit Prior to Development Stage	Deficit During the Development Stage	Accumulated Other Comprehensive Income	Shareholders’ Deficiency

Balance, December 31, 2006	3,089,998	$ 15,112,687	$ -	$(13,801,947)	$ (1,807,965)	$ (10,263)	$ (507,488)
Other comprehensive loss	-	-	-	-	-	(179)	(179)
Shares issued for debt settlement	23,800,000	225,059	-	-	-	-	225,059
Share consolidation	(24,200,998)	-	-	-	-	-	-
Net loss for the period	-	-	-	-	(3,173)	-	(3,173)
Balance, August 22, 2007	2,689,000	15,337,746	-	(13,801,947)	(1,811,138)	(10,442)	(285,781)
Shares issued for cash consideration (Note 6)	14,131,638	1,000	-	-	-	-	1,000
Shares issued in exchange for shares of Ungava Mines Inc. (Note 6)	75,868,362	(12,992,179)	-	13,801,947	(1,034,429)	10,442	(214,219)
Net liabilities of Byron Americor Inc. on date of acquisition of Ungava Mines Inc.	-	(8,448)	-	-	-	-	(8,448)
Stock-based compensation (Note 8)	-	-	1,257,196	-	-	-	1,257,196
Fractional shares cancelled	(24)	-	-	-	-	-	-
Net loss for the year	-	-	-	-	(2,083,220)		(2,083,220)
Balance, November 30, 2007	92,688,976	2,338,119	1,257,196	-	(4,928,787)	-	(1,333,472)
Net loss for the three months ended February 29, 2008	-	-	-	-	(322,410)	-	(322,410)
Balance, February 29, 2008	92,688,976	$ 2,338,119	$ 1,257,196	$ -	$ (5,251,197)	$ -	$ (1,655,882)
Net loss for the three months ended May 31, 2008	-	-	-	-	(493,340)	-	(493,340)
Balance, May 31, 2008	92,688,976	$ 2,338,119	$ 1,257,196	$ -	$ (5,744,537)	$ -	$ (2,149,222)
Shares issued August 29,2008	1,095,000	153,750	-	-	-	-	153,750
Stock Based Compensation (Note 8)			818,740				818,740
Value attributed to warrants attached to share issue (Note 6)	-	(53,910)	53,910	-	-	-	-
Net loss for the three months ended August 31, 2008	-	-	-	-	(1,980,865)	-	(1,980,865)
Balance, August 31, 2008	93,783,976	$ 2,437,959	$ 2,129,846	$ -	$ (7,725,402)	$ -	$ (3,157,597)

Ungava Mines Inc.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(expressed in Canadian dollars)

August 31, 2008 and 2007

	Three months ended August 31, 2008	Three months ended August 31, 2007	Nine months ended August 31, 2008	Nine months ended August 31, 2007	Cumulative from September 6, 1995 (inception) to August 31, 2008
Professional fees	$ 1,060,032	$ 237,128	$ 1,627,774	$ 366,382	$ 1,777,082
Stock-based compensation	818,740	-	818,740	-	2,040,940
Office and general	35,367	15,527	99,207	18,116	143,768
Travel and entertainment	22,589	4,227	96,925	16,242	139,822
Consulting and management fees	16,550	11,630	73,775	29,611	903,061
Consulting and management fees – related party (Note 9)	24,000	24,000	72,000	40,000	185,093
Public company expenses	4,258	-	14,368	-	14,368
Write down of mineral properties	-	-	-	-	1,342,220
Interest expense	-	-	-	-	4,671
	1,981,536	292,512	2,802,789	470,351	6,551,025
Other income (expense)
Interest earned	671	1,980	6,174	2,298	15,939
Write-down of temporary investments	-	-	-	-	(649,879)
Loss on sale of securities	-	-	-	-	(40,437)
Net loss for the period	(1,980,865)	(290,532)	(2,796,615)	(468,053)	(7,225,402)
Deficit, beginning of period	(5,744,537)	(3,023,088)	(4,928,787)	(2,845,567)	-
Deficit, end of period	$ (7,725,402)	$ (3,313,620)	$ (7,725,402)	$ (3,313,620)	$ (7,225,402)

Basic and diluted loss per share	$ (0.02)	$ -	$ (0.03)	$ -
Weighted average number of shares outstanding	92,724,683	90,000,000	92,700,965	90,000,000

Ungava Mines Inc.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

August 31, 2008 and 2007

	Three months ended August 31, 2008	Three months ended August 31, 2007	Nine months ended August 31, 2008	Nine months ended August 31, 2007	Cumulative from September 6, 1995 (inception) to August 31, 2008

Cash flow from operating activities
Net loss for the period	$ (1,980,865)	$ (290,532)	$ (2,796,615)	$ (468,053)	$ (7,725,402)

Items not involving cash
Stock-based compensation	818,740	-	818,740	-	2,040,940
Writedown of mineral resource properties	-	-	-	-	1,342,220
Writedown of temporary investments	-	-	-	-	649,879
Loss on sale of securities	-	-	-	-	40,437
	(1,162,125)	(290,532)	(1,977,875)	(468,053)	(3,651,926)
Net changes in non-cash working capital items:
Decrease (increase) in receivables and prepaid expenses	(54,310)	4,095	(99,921)	(28,281)	(161,171)
Decrease (increase) in loans receivable	12,000	-	20,000	-	(76,000)
(Decrease) increase in accounts payable and accruals	1,036,126	184,936	1,133,250	245,661	1,473,900
Cash used in operating activities	(168,309)	(101,501)	(924,546)	(250,673)	(2,415,197)
Cash flow from investing activities
Redemption of (purchase of ) temporary investments	-	250,000	727,467	-	(690,316)
Investment in mining property	-		-	-	(1,342,221)
Cash from investing activities	-	250,000	727,467	-	(2,032,537)
Cash flow from financing activities
Repayment from associated company	-	100,000	-	-	-
Payment to associated company	-	(160,000)	-	(824,834)	-
Advances from (to) related parties	26,500	-	56,500	340,000	1,976,500
Acquired on amalgamation	-	(8,448)	-	-	-
Issuance of share capital	153,750		153,750	817,385	2,491,869
Cash from financing activities	180,250	(68,448)	210,250	332,551	4,468,369

(Decrease) increase in cash	11,941	80,051	13,171	81,878	20,635
Cash, beginning of period	8,694	1,827	7,464	-	-
Cash, end of period	$ 20,635	$ 81,878	$ 20,635	$ 81,878	$ 20,635

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2008 and 2007

1.    Corporate Organization

a)

Ungava Mines Inc. (“the Company” or “Mines”) was incorporated in February 2007 as a wholly owned subsidiary of Nearctic Nickel Mines Inc. (“NNMI”). In March 2007, NNMI transferred its wholly-owned Quebec subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), to Mines on a tax-free rollover basis. UMEI owns the interest in the mineral resource property described in Note 5. As part of the consideration, Mines agreed to pay $500,000 to NNMI and assume all future costs of the litigation related to the mineral property. It was also agreed that NNMI has a half interest in any amounts recovered in certain pending litigation in Ontario.

b)

On August 22, 2007, through a series of transactions, NNMI acquired control of Byron Americor Inc. (“Byron”), an Ontario company whose common shares traded on the NASDAQ OTC BB market. In one transaction NNMI acquired 14,131,638 Byron common shares for consideration of $1,000. In another transaction, NNMI transferred to Byron all the outstanding shares and share purchase warrants of Mines and 5,000,000 NNMI share purchase warrants exercisable at $0.75 per share for five years, in exchange for 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years. After the transaction, 92,688,976 common shares of Byron were outstanding of which 90,000,000 were held by NNMI. Byron had been a shell company with nominal assets and limited liabilities (See note 6.).

c)  By Articles of Amalgamation, effective September 21, 2007, Byron and Mines amalgamated and continues under the name Ungava Mines Inc.

The transaction is a capital transaction in substance and therefore has been accounted for as a recapitalization of Byron. Accordingly, because Mines is deemed to be the purchaser for accounting purposes, these consolidated financial statements are presented as a continuation of Mines and its subsidiary UMEI and include the results of operations of Mines and its subsidiary UMEI since inception.

2.     Nature of Operations and Going Concern

The Company has an interest in a mineral property as described in Note 5. The property is the subject of a purported Bankable Feasibility Study (“BFS”) which was issued in summer  2007 by Canadian Royalties Inc. (“Canadian”). While the BFS indicates that a mine may be established on the mineral property, the continued operations of the Company and the recoverability of the amount shown for the mineral resource property are dependent upon the activities of Canadian, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary ongoing financing and upon future profitable production from the mineral property, or alternatively upon the Company's ability to dispose of its interest on an advantageous basis. In August 2008, Canadian announced that changes in the capital markets and lack of access to “local infrastructure” impaired its ability to raise the balance of the funds required for mine construction. Mine construction was halted. It is currently not known when or in what circumstances mine construction may resume. The Company has not earned any revenue from extraction activities to date and is therefore considered to be in the exploration stage.

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2008 and 2007

2.     Nature of Operations and Going Concern (continued)

These consolidated financial statements have been prepared according to accounting principles generally accepted in the United States of America applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has suffered recurring losses from operations that raise doubt about its ability to continue as a going concern. The continuing operations of the Company are dependent upon its ability to obtain the necessary financing to maintain and enhance its resource properties and to meet ongoing administration expenses and related liabilities as they fall due.

3.    Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States of America.  The consolidated financial statements, in management’s opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Development stage company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Ungava Minerals Exploration Inc.  All significant inter-company accounts and balances have been eliminated.

Cash and cash equivalents

Cash is comprised of cash on hand.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of insured amounts, the Company places its deposits with financial institutions with high credit standing.

Temporary investments

Temporary investments are classified as “available for sale” and recorded at fair value.  Realized gains and losses are reported in earnings of the period while any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized.

Mineral resource properties

The Company expenses acquisition and exploration costs of mineral properties as incurred relating to unproven mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2008 and 2007

3.

Summary of Significant Accounting Policies (continued)

Environmental expenditures and asset retirement obligations

The business conducted by the Company may be affected by environmental legislation and possible future changes thereto, the impact of which is not predictable.  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability is recognized when a reasonable estimate of fair value can be made.

The Company has determined that there are no asset retirement obligations, nor any other environmental obligations associated with respect to its mineral properties, and therefore no liability has been recognized in these consolidated financial statements.

Use of estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements.  Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising and marketing

Advertising and marketing costs are expensed in the period incurred.

Basic and diluted loss per share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. Basic and diluted EPS is computed using the weighted average number of common shares outstanding.  Diluted EPS and the weighted average number of common shares exclude all dilutive potential shares since their effect is anti dilutive.

Fair value of financial instruments

The carrying value of the Company’s cash, temporary investments, loans and other receivables and accounts payable and accrued liabilities approximates fair value due to the short-term maturity of the instruments.  The fair values of the amounts due to and from related parties are not determinable due to the related party nature of these amounts.

Comprehensive income (loss)

The Company has no items of other comprehensive income (loss) for the nine month period ended August 31, 2008.

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2008 and 2007

4.

Loan Receivable

This amount represents the balance of a loan issued to 1645194 Ontario Inc. (“1645194”), a related party of the Company. At a meeting of the Board of Directors of the Company held in June 2008, it was unanimously agreed that the balance due to the Company would be repaid out of a bonus in the amount of $100,000, to be declared payable at a future date to 1645194, for services provided in 2008. 1645194 is controlled by the spouse of the President of the Company.

5.

Mineral Resource Properties and Exploration Costs

Pursuant to an Agreement dated January 20, 1995, the Company acquired a 100% working interest in mineral rights to approximately 170 square kilometers of land located in the Ungava area of Ruperts Land, Quebec (the "Property"), subject to two 1% net smelter returns royalties. During a prior year the Property was written down to a nominal amount.  This write down occurred prior to the Agreement with Canadian (as noted below).

On January 12, 2001, NNMI and the Company entered into an Agreement with Canadian under which Canadian may earn up to an 80% interest in the Property.  Canadian has been vested with a 70% interest in the Property to date.  Under this Agreement, Canadian will earn a further 10% interest in the Property by producing a BFS on the Property which is accepted by a financing bank or financing entity for the purpose of putting the Property into commercial production on a non-recourse basis.  After Canadian has earned its 80% interest, the companies will enter into a joint venture.

The Company's joint venture interest will be subject to dilution for non contribution to subsequent ongoing exploration and development expenses incurred after the banker’s acceptance of the BFS for purposes of financing the Property into commercial production and, if reduced to a 10% joint venture interest, will be automatically converted to a 1% net smelter returns royalty, which Canadian may purchase for $1,500,000.

In June 2007, Canadian published the highlights of a BFS and on June 29, 2007 published a Technical Report relating to this BFS indicating that it was proceeding with permitting applications, and an environmental and social impact analysis. The BFS proposes that the Property be put into production and mined in conjunction with a deposit owned by Canadian. Among other deficiencies, the BFS did not indicate that access to “local infrastructure”, necessary for the construction and operation of a mine on the Property, was not available to Canadian. Canadian has also announced that the BFS will be “updated” to include production from the Mequillon deposit on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture to own, operate and further explore and develop the Property. In August 2008, Canadian announced that changes in the capital markets and lack of access to “local infrastructure” impaired their ability to raise the balance of the funds required for mine construction. Mine construction was halted. It is currently not known when or in what circumstances mine construction may resume.

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2008 and 2007

6.

Capital Stock

In August 2008, the company closed the initial tranche of a private placement of Units. 1,095,000 Units were issued at a subscription price of $0.15, for total consideration of $164,250 and net consideration of $153,750. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.25 per common share until January 1, 2010.  70,000 broker warrants to purchase Units on or before January 1, 2010 were also issued. (See Subsequent Events Note 11).

After giving effect to the transactions as described in Note 1 and the private placement of Units, the Capital Stock of the Company is comprised of 93,783,976 common shares.

a)

2,688,976 common shares represent the common shares of Byron outstanding, prior to the transactions detailed below:

i)

On August 22, 2007, 14,131,638 Byron common shares were issued to NNMI for consideration of $1,000.

ii)

On August 22, 2007, 75,868,362 Byron common shares and 10,000,000 Byron common share purchase warrants exercisable at $0.75 per share for five years were issued to NNMI in exchange for all the outstanding shares and share purchase warrants of Mines and 5,000,000 share purchase warrants of NNMI exercisable at $0.75 per share for five years.

b)

1,095,000 common shares were issued August 2008 pursuant to the private placement noted above.

7.

Warrants

The number, exercise price and expiry date of common share purchase warrants outstanding as at August 31, 2008, are as follows:

Warrants	Exercise Price	Expiry Date
10,000,000	$ 0.75	August 31, 2012
1,165,000	$ 0.25	January 1, 2010

8.

Stock Options and Stock-Based Compensation

The Company has a Stock Option Plan under which it is authorized to grant options to purchase up to 10% of the outstanding common shares of the Company to directors, senior officers, employees and/or consultants of the Company. Options are generally for a term of up to five years from the date granted and vest immediately.

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2008 and 2007

8.

Stock Options and Stock-Based Compensation (continued)

The following table reflects the continuity of options outstanding:

	Options		Weighted Average Exercise Price
	2008	2007	2008	2007
Options granted in 2007	9,000,000	-	$ 0.60	$ -
Options cancelled August 2008	(9,000,000)		$ 0.60	$ -
Options issued August 2008	9,000,000	-	$ 0.25	$ -
Options outstanding	9,000,000	-	$ 0.25	$ -

The weighted average remaining contractual life and weighted average exercise price of options outstanding and exercisable as at August 31, 2008 are as follows:

	Options Outstanding		Number Exercisable
Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$ 0.25	8,600,000	$ 0.25	4.00	8,600,000	$ 0.25
$ 0.25	400,000	$ 0.25	0.10	400,000	$ 0.25
	9,000,000	$ 0.25	3.83	9,000,000	$ 0.25

On August 6, 2008 the board of directors of the Company cancelled all the stock options granted in 2007 and a total of 9,000,000 stock options, exercisable at $0.25 each, having the same expiry dates as the cancelled options, were granted to the parties who had been option holders previously, each party receiving a number of options equal to the number of options previously held.

9.

Related Party Transactions

The Company paid $114,193 in consulting fees for the services of current officers of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Ungava Mines Inc.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

August 31, 2008 and 2007

10.

Legal Actions and Contingencies

a)

The Company’s wholly owned subsidiary, UMEI, is a plaintiff in two actions, commenced against various parties, which are pending. The action in Ontario is for breach of contract and relates to the study of a rock sample collection gathered on UMEI's Property.  In the course of this action, UMEI learned that defendants had formed a collaboration with others who had trespassed and separately obtained samples from the Property. UMEI is currently seeking to have these other parties joined as co-defendants in the action. The action in Quebec is against parties who UMEI alleges, trespassed onto UMEI's property in 1998, wrote a false and misleading Assessment Report, produced a falsified version of a geologist Report during the 2002 arbitration proceeding with Canadian and against parties who are alleged to have given false testimony at the 2002 arbitration. The action against two individuals was suspended on the basis of res judicata, a determination which was recently upheld by the Quebec Court of Appeal. UMEI is currently seeking leave to appeal that decision to the Supreme Court of Canada. The Company has made a provision of $500,000 for the legal costs associated with this decision.

b)

UMEI and certain past and present officers and directors have been named in a Quebec legal action filed by Canadian and two directors of Canadian. Damages in the amount of $1,550,000 and reimbursement of fees, disbursements and taxes in the amount of $741,933 for multiplicity of proceedings instituted against them by the Company are sought, as well as other relief.  UMEI intends to defend itself and its directors in this action. No liability has been recorded in the consolidated financial statements. Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

c)

UMEI is named in a Quebec legal action whereby 582556 Alberta Inc. ("582556") seeks the cancellation of the conveyance by which it transferred its 1% net smelter returns royalty in the Ungava Property to Canadian.  The conveyance occurred at the same time that an 80% interest in the Property was optioned to Canadian.  No damages are, however, claimed against UMEI.

d)

In September 2007 Canadian made a demand that it be vested in a further 10% interest in the Property and demanded arbitration. That demand is being resisted. An arbitration process has commenced. Certain procedural matters have arisen which require referral to the Quebec Superior Court for determination before the arbitration may be completed.

11.

Subsequent Events

Subsequent to August 31, 2008, the Company closed a further tranche of its private placement. 295,000 Units as described in Note 6 above were issued for total consideration of $44,250.

29,500 broker warrants to purchase Units on or before January 1, 2010 were issued in connection with this tranche.